Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	20 18	2017
ASSETS
Current assets
Cash and cash equivalents		$31,057	$38,277
Restricted cash		-	1,000
Other investments		122	168
Accounts receivable	4	35,182	34,012
Inventories	5	12,553	13,131
Prepaid expenses		1,923	1,911
Total current assets		80,837	88,499
Non-current deposits		60 9	610
Deferred income tax asset		4,328	655
Mineral properties, plant and equipment	7	92,155	88,816
Total assets		$177,929	$178,580

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$19,602	$19,068
Income taxes payable		2,339	3,185
Total current liabilities		21,941	22,253

Deferred lease inducement		229	236
Provision for reclamation and rehabilitation		8,0 57	7,982
Deferred income tax liability		1,0 37	1,592
Tot al liabilities		31,264	32,063

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 128,261,027 shares (Dec 31, 2017 - 127,488,410 shares)	Page 4	453,114	450,740
Contributed surplus	Page 4	8,468	8,747
Accumulated comprehensive income (loss)	Page 4	-	127
Retained earnings (deficit)		(314,917)	(313,097)
Total shareholders' equity		146,665	146,517
Total liabilities and shareholders' equity		$177,929	$178,580

Commitments and contingencies (Notes 7 and 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2018	2017	2018	2017

Revenue		$38,765	$32,636	$79,095	$69,077
Cost of sales:
Direct production costs		23,720	23,483	49,526	47,531
Royalties		177	340	875	780
Share-based payments	8	(130)	92	(93)	92
Depreciation and depletion		7,855	3,271	17,614	7,384
Write down of inventory to net realizable value	5	2,527	-	3,282	-
		34,149	27,186	71,204	55,787
Mine operating earnings		4,616	5,450	7,891	13,290
Expenses:
Exploration	9	4,430	3,765	6,453	7,101
General and administrative	10	3,211	2,431	5,529	4,386
		7,641	6,196	11,982	11,487
Operating earnings (loss)		(3,025)	(746)	(4,091)	1,803
Finance costs		49	208	98	444
Other income (expense):
Foreign exchange		(3,170)	868	(897)	3,015
Investment and other		143	212	212	289
		(3,027)	1,080	(685)	3,304
Earnings (loss) before income taxes		(6,101)	126	(4,874)	4,663
Income tax expense (recovery):
Current income tax expense		1,965	545	2,653	844
Deferred income tax expense (recovery)		(2,415)	(403)	(4,201)	(2,200)
		(450)	142	(1,548)	(1,356)

Net earnings (loss) for the period		(5,651)	(16)	(3,326)	6,019

Other comprehensive income (loss), net of tax
Realized (gain) loss on other investments		-	(72)	-	(72)
Unrealized gain (loss) on other investments		-	163	-	180
Total other comprehensive income (loss) for the period		-	91	-	108

Comprehensive income (loss) for the period		$(5,651)	$75	$(3,326)	$6,127

Basic earnings (loss) per share based on net earnings		$(0.04)	$(0.00)	$(0.03)	$0.05
Diluted earnings (loss) per share based on net earnings	8(f)	$(0.04)	$(0.00)	$(0.03)	$0.05

Basic weighted average number of shares outstanding		127,570,254	127,318,926	127,529,558	127,207,961
Diluted weighted average number of shares outstanding	8(f)	127,570,254	127,318,926	127,529,558	128,057,465

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of US dollars, except share amounts)

					Accumulated
					Comprehensive	Retained	Total
		Number of	Share	Contributed	Income ("OCI")	Earnings	Shareholders'
	Note	shares	Capital	Surplus	(Loss)	(Deficit)	Equity

Balance at December 31, 2016		127,080,264	$449,594	$6,689	$44	$(323,068)	$133,259
Exercise of options	8 (b)	28,000	109	(35)	-	-	74
Issued for performance share units	8 (e)	193,825	439	(439)	-	-	-
Issued on acquistion of mineral properties, net		154,321	500	-	-	-	500
Share based compensation	8 (b)(e)	-	-	1,583	-	-	1,583
Unrealized gain (loss) on other investments		-	-	-	180	-	180
Realized (gain) loss on available for sale assets		-	-	-	(72)	-	(72)
Expiry and forfeiture of options		-	-	(86)	-	86	-
Earnings (loss) for the year		-	-	-	-	6,019	6,019
Balance at June 30, 2017		127,456,410	450,642	7,712	152	(316,963)	141,543

Exercise of options	8(b)	32,000	98	(30)	-	-	68
Share based compensation	8(b)(e)	-	-	1,266	-	-	1,266
Unrealized gain (loss) on other investments		-	-	-	(25)	-	(25)
Expiry and forfeiture of options	8(b)	-	-	(201)	-	201	-
Earnings (loss) for the year		-	-	-	-	3,665	3,665
Balance at December 31, 2017		127,488,410	450,740	8,747	127	(313,097)	146,517

Public equity offerings, net of issuance costs	8(a)	645,617	1,987	-	-	-	1,987
Exercise of options	8(b)	127,000	387	(131)	-	-	256
Share based compensation	8(b)(e)	-	-	1,193	-	-	1,193
Unrealized gain (loss) on other investments
tranferred to retained earnings		-	-	-	(127)	127	-
Expiry and forfeiture of options	8(b)	-	-	(1,379)	-	1,379	-
Realloction of performance share unit liability	3(a)	-	-	38	-	-	38
Earnings (loss) for the year		-	-	-	-	(3,326)	(3,326)
Balance at June 30, 2018		128,261,027	$453,114	$8,468	$-	$(314,917)	$146,665

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2018	2017	2018	2017

Operating activities
Net earnings (loss) for the year		$(5,651)	$(16)	$(3,326)	$6,019

Items not affecting cash:
Share-based compensation	8	777	1,231	1,193	1,568
Depreciation and depletion	7	7,939	3,333	17,776	7,515
Deferred income tax expense (recovery)		(2,415)	(354)	(4,201)	(2,019)
Unrealized foreign exchange loss (gain)		398	30	348	(432)
Finance costs		37	208	75	444
Write off of mineral properties		-	-	-	233
Write down of inventory to net realizable value	5	2,527	-	3,282	-
Unrealized loss (gain) on other investments		26	(72)	46	(72)
Net changes in non-cash working capital	11	661	(8,636)	(2,875)	(7,865)
Cash from operating activities		4,299	(4,276)	12,318	5,391

Investing activities
Property, plant and equipment expenditures	7	(11,772)	(11,371)	(22,737)	(20,739)
Proceeds from disposition of other investments		-	72	-	72
Redemption of (investment in) non-current deposits		1	(6)	1	(6)
Cash used in investing activities		(11,771)	(11,305)	(22,736)	(20,673)

Financing activities
Repayment of credit facility		-	(2,500)	-	(5,000)
Restricted cash		-	-	1,000	-
Interest paid		-	(137)	-	(304)
Public equity offerings	8(a)	2,071	-	2,071	-
Exercise of options	8(b)	256	-	256	74
Share issuance costs		(84)	-	(84)	-
Cash from (used in) financing activities		2,243	(2,637)	3,243	(5,230)

Effect of exchange rate change on cash and cash equivalents		(274)	(30)	(45)	432

Increase (decrease) in cash and cash equivalents		(5,229)	(18,218)	(7,175)	(20,512)
Cash and cash equivalents, beginning of the period		36,560	70,485	38,277	72,317
Cash and cash equivalents, end of the period		$31,057	$52,237	$31,057	$52,237

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #1130 – 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on August 1, 2018.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V., MXRT Holdings Ltd., Terrornera Mining Company and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2017 except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2017 and accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2017.

(a)	Accounting standards adopted during the year

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective or early application is permitted if information is available without the use of hindsight. The Company has adopted the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis.

The Company has Performance Share Units (“PSU”) with a net settlement feature, which permits cash settlement for withholding tax obligations. The expense for the PSUs has previously been bifurcated with the cash settlement portion of the expense recognized as a liability until settlement, and the remaining expense allocated to Contributed Surplus. Upon adoption of the amendments to IFRS 2, the PSU liability at January 1, 2018, the liability classified portion of $38 was reallocated to Contributed Surplus.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments retrospectively. The change did not result in a change in carrying value of any of the Company’s financial instruments on transition date. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39.

January 1, 2018
	IAS 39	IFRS 9

Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost	Amortized cost
Trade receivables (derivative component)	Fair value through profit or loss	Fair value through profit or loss
Marketable securities	Fair value through other comprehensive income	Fair value through profit or loss
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost

Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through profit or loss. For equity instruments not held for trading, the Company may make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company did not make any such election upon adoption of IFRS 9.

IFRS 9 does not require restatement of comparative periods. Accordingly, the Company has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for marketable securities as an adjustment to opening components of equity as at January 1, 2018.

The fair value of marketable securities is $168 under both IAS 39 and IFRS 9 as at January 1, 2018, the date of initial application of IFRS 9, and is presented in Other Investments in the consolidated balance sheet. On adoption, the unrealized gain in fair value of $127, previously recognized in accumulated other comprehensive income has been reallocated to retained earnings.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial Instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The Company classify and measure financial assets (excluding derivatives) on initial recognition as described below:

•

Cash and equivalents and restricted cash include cash and term deposits with original maturities of less than 90 days are classified as financial assets at fair value through profit and loss and are measured at fair value. Unrealized gains and losses related to changes in fair value are reported in income;

•	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, in any;
•

Investments in equity instruments are designated as financial assets through profit or loss and are recorded at fair value on settlement date, net of transaction costs. Subsequent to initial recognition, changes in fair value are recognized in income.

Derivative financial instruments, including embedded derivatives in trade receivables measured at amortized cost, are recorded in the consolidated balance sheets at fair value. Subsequent to initial recognition, changes in estimated fair value at each reporting date are recognized through profit or loss.

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company did not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company adopted IFRS 15 and the clarifications effective January 1, 2018 with no impact on the consolidated financial statements.

Dore sales
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the Company’s revenue recognition policy as set out in Note 3(l) of the 2017 Annual Financial Statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to the Company’s financial statements as the timing of revenue recognition on dore sales is unchanged.

Concentrate sales
The Company assessed all of its existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of delivery, consistent with the Company’s current accounting policy as set out in Note 3(l) of the 2017 Annual Financial Statements.

(b)	Changes in IFRS not yet adopted

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

		June 30	December 31
	Note	2018	2017

Trade receivables (1)		$5,567	$8,114
IVA receivables (2)		24,574	19,989
Income taxes recoverable		4,883	5,549
Due from related parties	6	5	2
Other receivables		153	358
		$35,182	$34,012

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 14).

(2)

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Adelante S.A. de C.V. (“Guanaceví,”). At June 30, 2018, El Cubo holds $10,986 and Guanaceví holds $10,749 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2017 – $10,392 and $8,812 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. Subsequent to June 30, 2018, the Company received $4.2 million of the IVA receivable of which $3.4 million relates to the Guanacevi IVA receivable.

5.	INVENTORIES

	June 30	December 31
	2018	2017

Warehouse inventory	$7,690	$7,809
Stockpile inventory	295	-
Work in process inventory (3)	348	496
Finished goods inventory (1)(2)	4 ,220	4,826
	$12,553	$13,131

(1)

The Company held 230,262 silver ounces and 1,092 gold ounces as of June 30, 2018 (December 31, 2017 – 241,321 and 1,226, respectively). These ounces are carried at the lower of cost and net realizable value. As at June 30, 2018, the quoted market value of the silver ounces was $3,691 (December 31, 2017 - $4,070) and the quoted market value of the gold ounces was $1,365 (December 31, 2017 - $1,590).

(2)

The finished goods inventory balance at June 30, 2018 includes a write down to net realizable value of $2,240 for finished goods inventory held at the Guanaceví mine. Of this amount $1,580 is comprised of cash costs and $732 relates to depreciation and depletion.

(3)

The work in process inventory balance at June 30, 2018 includes a write down to net realizable value of $287 for work in process inventory held at the Guanaceví mine. Of this amount $184 is comprised of cash costs and $103 relates to depreciation and depletion.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related party on a full cost recovery basis. The charges for these costs totaled $7 and $5 for the three months and six months ended June 20, 2018 respectively (June 30, 2017 - $6 and $16 respectively). The Company has a $5 net receivable related to these costs as of June 30, 2018 (December 31, 2017 – $2).

The Company was charged $82 and $119 for legal services for the three months and six months ended June 30, 2018 respectively by a legal firm in which the Company’s corporate secretary is a partner (June 30, 2017 - $31 and $42 respectively). The Company has $31 payable to the legal firm as at June 30, 2018 (December 31, 2017 - $Nil).

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 20 16	$457,401	$94,871	$61,812	$10,671	$9,595	$634,350
Additions	28,682	3,177	5,386	1,191	2,038	40,474
Disposals	(233)	(27)	(4,354)	-	(1,100)	(5,714)
Balance at December 31, 20 17	485,850	98,021	62,844	11,862	10 ,533	669,110
Additions	16,891	2,630	2,0 27	175	1,014	22,737
Disposals	-	-	-	-	-	-
Balance at Jun e 30 , 2018	$502,741	$100,651	$64,871	$12,037	$11,547	$691,847
Accumulated amortization and impairment
Balance at December 31, 20 16	$419,320	$85,563	$46,196	$9,214	$7,819	$568,112
Amortization	12,161	1,672	2,682	188	947	17,650
Disposals	-	(26)	(4,353)	-	(1,089)	(5,468)
Balance at December 31, 2017	431,481	87,209	44,525	9,402	7,677	580,294
Amortization	15,963	928	1,759	164	584	19,398
Disposals	-	-	-	-	-	-
Balance at June 30 , 2018	$447,444	$88,137	$46,284	$9,566	$8,261	$599,692
Net book value
At December 31, 2017	$54,369	$10,812	$18,319	$2,460	$2,856	$88,816
At June 30 , 2018	$55,297	$12,514	$18,587	$2,471	$3,286	$92,155

Included in Mineral properties is $11,075 in acquisition costs for exploration and evaluation properties (December 31, 2017 – $11,334).

As of June 30, 2018, the Company has $41 committed to capital equipment purchases.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	SHARE CAPITAL

(a)	Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$ 150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “At- The-Market” (“ATM”) distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the six months ended June 30, 2018, the Company issued 645,617 common shares under the ATM facility at an average price of $3.21 per share for gross proceeds of $2,071, less commission of $46.

During the six months ended June 30, 2018, the Company also recognized $38of additional deferred transaction costs, related to the ATM financing as share issuance costs, which have been presented net of share capital.

Subsequent to June 30, 2018, the Company issued 356,330 common shares under the ATM facility at an average price of $3.23 per share for gross proceeds of $1,150, less commission of $26.

(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan, approved by the Company’s shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Period Ended		Year Ended
	June 30, 2018		December 31, 2017
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
Outstanding, beginning of year	5,792,800	$4.00	4,458,050	$3.93
Granted	1,153,500	$3.80	1,572,000	$4.32
Exercised	(127,000)	$2.65	(60,000)	$3 .0 3
Cancelled	(924,100	$4.15	(177,250)	$5.49
Outstanding, end of the period	5,895,200	$3.96	5,792,800	$4.00

Options exercisable at the end of the period	4,443,200	$3.95	4,509,600	$3.91

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Period Ended	Year Ended
	June 30, 2018	December 31, 2017
Weighted-average fair value of option in CAN $	$1.96	$2.30
Risk-free interest rate	2.05%	0.85%
Expected dividend yield	0%	0%
Expected stock price volatility	69%	73%
Expected option life in years	3.77	3.86

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the information about stock options outstanding at June 30, 2018:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	average	Exercisable	average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2018	(Number of Years)	Price	June 30, 2018	Price

$2.00-$2.99	1,009,500	1.9	$2.65	1,009,500	$2.65
$3.00-$3.99	1,143,900	4.8	$3.80	230,700	$3.80
$4.00-$4.99	3,741,800	2.9	$4.37	3,203,000	$4.37
	5,895,200	3.1	$3.96	4,443,200	$3.95

During the three and six months ended June 30, 2018, the Company recognized share-based compensation expense of $645 and $1,061 respectively (June 30, 2017 - $1,165 and $1,561 respectively) based on the fair value of the vested portion of options granted in the current and prior years.

(c)	Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Period Ended		Year Ended
	June 30, 2018		December 31, 2017
	Number	Weighted	Number	Weighted
	of units	average	of units	average grant
Outstanding, beginning of year	548,392	$3.44	510,560	$3.39
Granted	87,825	$3.81	37,832	$4.11
Redeemed	-	-	-	-
Outstanding, end of period	636,217	$3.49	548,392	$3.44

Fair value at period end	636,217	$4.13	548,392	$3.02

During the three months and six months ended June 30, 2018, the Company recognized director’s compensation expense related to DSUs, which is included in general and administrative salaries, wages and benefits, of $658 and $669 respectively (June 30, 2017 – recovery of $25 and $208 respectively), based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior periods. As of June 30, 2018, there are 636,217 deferred share units outstanding (December 31, 2017 – 548,392) with a fair market value of $1,999 (December 31, 2017 - $1,319) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d)	Share Appreciation Rights

As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARS are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARs grant date and the exercise date.

	Period Ended		Year Ended
	June 30, 2018		December 31, 2017
	Number	Weighted	Number	Weighted
	of units	average	of units	average grant
Outstanding, beginning of year	911,993	$3.80	579,660	$4.20
Granted	-	-	489,000	$3.30
Exercised	(96,661)	$2.21	(46,668)	$2.21
Cancelled	(77,332)	$3.90	(109,999)	$4.38
Outstanding, end of period	738,000	$3.99	911,993	$3.80

Exercisable at the end of the period	343,353	$4.29	212,672	$3.69

During the three months and six months ended June 30, 2018, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $242 and $177 respectively (June 30, 2017 – recovery of $18 and $29 respectively) based on the fair value of new grants and the change in the fair value of the SARs granted in the current and prior periods. As of June 30, 2018, there are 738,000 SARs outstanding (December 31, 2017 – 911,993) with a fair market value of $424 (December 31, 2017 - $341) recognized in accounts payable and accrued liabilities.

(e)	Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

	Period Ended	Year Ended
	June 30, 2018	December 31, 2017
	Number of units	Number of units
Outstanding, beginning of year	200,000	325,000
Granted	388,000	200,000
Cancelled	-	-
Settled for shares	-	(193,825)
Settled for cash	-	(131,175)
Outstanding, end of period	588,000	200,000

A total of 388,000 PSUs were granted during the six months ended June 30, 2018 (June 30, 2017 – 200,000) under the Company’s PSU plan. A total of 200,000 PSUs were granted on May 4, 2017 under the Company’s PSU plan. The 388,000 PSUs vest on May 3, 2021 and the 200,000 vest on May 3, 2020, subject to achievement of pre-determined performance criteria. The PSUs vest at the end of a three-year period if certain performance and vesting criteria, based on the Company’s share price performance relative to a representative group of other mining companies, has been met.

During the three and six months ended June 30, 2018, the Company recognized share based compensation expense of $80 and $132 respectively related to the PSUs (June 30, 2017 –$66 and $7 respectively).

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(f)	Diluted Earnings per Share

	Three months ended
	June 30,	June 30,
	2018	2017
Net earnings (loss)	$(5,651)	$(16)
Basic weighted average number of shares outstanding	127,570,254	127,318,926
Effect of dilutive securities:
Stock options	-	-
Performance share units	-	-
Diluted weighted average number of share outstanding	127,570,254	127,318,926

Diluted earnings (loss) per share	$(0.04)	$(0.00)

	Six months ended
	June 30,	June 30,
	2018	2017
Net earnings (loss)	$(3,326)	$6,019
Basic weighted average number of shares outstanding	127,529,558	127,207,961
Effect of dilutive securities:
Stock options	-	649,504
Performance share units	-	200,000
Diluted weighted average number of share outstanding	127,529,558	128,057,465

Diluted earnings (loss) per share	$(0.03)	$0.05

9.	EXPLORATION

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2018	2017	2018	2017

Depreciation and depletion	$24	$40	$47	$68
Share-based compensation	82	99	118	138
Salaries, wages and benefits	727	721	1,433	1,251
Direct exploration expenditures	3,597	2,905	4,855	5,644
	$4,430	$3,765	$6,453	$7,101

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2018	2017	2018	2017

Depreciation and depletion	$60	$22	$115	$63
Share-based compensation	825	1,040	1,168	1,338
Salaries, wages and benefits	1,473	608	2,351	1,344
Direct general and administrative	853	761	1,895	1,641
	$3,211	$2,431	$5,529	$4,386

Included in salaries, wages and benefits is $658 in director’s deferred share unit expense for the three months ended June 30, 2018 (June 30, 2017 – recovery of $25) and an expense of $669 for the six months ended June 30, 2018 (June 30, 2017 – recovery of $208).

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Net changes in non-cash working capital:
Accounts receivable	$59	$(3,824)	$(1,170)	$(4,973)
Inventories	(1,760)	(1,796)	(1,412)	(852)
Prepaid expenses	60	81	(12)	344
Accounts payable and accrued liabilities	1,317	(1,653)	565	384
Income taxes payable	985	(1,444)	(846)	(2,768)
	$661	$(8,636)	$(2,875)	$(7,865)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	131	-	131	35
Fair value of performance share units allocated to share capital	-	439	-	439
Fair value of shares issued on property acquisition	-	500	-	500

Other cash disbursements:
Income taxes paid	1,023	2,172	2,091	3,775
Special mining duty paid	-	2,020	1,012	2,020

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanaceví, Bolañitos and El Cubo, which are located in Mexico as well as Development, Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

June 30, 2018
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$16,935	$393	$2,697	$1,536	$8,929	$567	$31,057
Investments	122	-	-	-	-	-	122
Accounts receivables	134	1,714	12,690	4,076	14,559	2,009	35,182
Inventories	-	-	7,485	2,410	2,641	17	12,553
Prepaid expenses	1,098	140	420	32	141	92	1,923
Non-current deposits	76	-	308	151	74	-	609
Deferred income tax asset	-	-	3,879	449	-	-	4,328
Mineral property, plant and equipment	660	11,452	37,120	8,320	16,846	17,757	92,155
Total assets	$19,025	$13,699	$64,599	$16,974	$43,190	$20,442	$177,929

Accounts payable and accrued liabilities	$5,577	$1,120	$5,312	$2,334	$4,512	$747	$19,602
Income taxes payable	743	-	-	969	627	-	2,339
Deferred lease inducement	229	-	-	-	-	-	229
Provision for reclamation and rehabilitation	-	-	2,107	1,789	4,111	50	8,057
Deferred income tax liability	-	200	-	610	227	-	1,037
Total liabilities	$6,549	$1,320	$7,419	$5,702	$9,477	$797	$31,264

December 31, 2017
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$20,884	$1,034	$6,212	$2,360	$7,594	$193	$38,277
Restricted cash	1,000	-	-	-	-	-	1,000
Investments	168	-	-	-	-	-	168
Accounts receivables	341	893	12,115	4,100	15,602	961	34,012
Inventories	-	-	8,476	2,178	2,477	-	13,131
Prepaid expenses	1,090	128	125	77	176	315	1,911
Non-current deposits	76	-	316	144	74	-	610
Deferred income tax asset	-	-	-	655	-	-	655
Mineral property, plant and equipment	691	11,285	42,264	6,766	15,929	11,881	88,816
Total assets	$24,250	$13,340	$69,508	$16,280	$41,852	$13,350	$178,580

Accounts payable and accrued liabilities	$5,965	$225	$4,484	$1,774	$5,721	$899	$19,068
Income taxes payable	727	-	1,499	940	19	-	3,185
Deferred lease inducement	236	-	-	-	-	-	236
Provision for reclamation and rehabilitation	-	-	2,086	1,772	4,074	50	7,982
Deferred income tax liability	-	200	528	637	227	-	1,592
Total liabilities	$6,928	$425	$8,597	$5,123	$10,041	$949	$32,063

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	Total
	Three months ended June 30, 2018
Silver revenue	$-	$-	$6,271	$4,235	$10,584	$21,090
Gold revenue	-	-	1,882	7,052	8,741	17,675
Total revenue	$-	$-	$8,153	$11,287	$19,325	$38,765

Salaries, wages and benefits:
mining	$-	$-	$1,075	$1,298	$2,259	$4,632
processing	-	-	397	297	493	1,187
administrative	-	-	582	614	831	2,027
stock based compensation	-	-	(44)	(43)	(43)	(130)
change in inventory	-	-	(149)	95	76	22
Total salaries, wages and benefits	-	-	1,861	2,261	3,616	7,738

Direct costs:
mining	-	-	4,074	2,515	3,401	9,990
processing	-	-	1,319	1,725	1,897	4,941
administrative	-	-	409	427	591	1,427
change in inventory	-	-	(793)	178	109	(506)
Total direct production costs	-	-	5,009	4,845	5,998	15,852

Depreciation and depletion:
depreciation and depletion	-	-	4,685	337	2,982	8,004
change in inventory	-	-	(236)	11	76	(149)
Total depreciation and depletion	-	-	4,449	348	3,058	7,855

Royalties	-	-	290	(210)	97	177
Write down of inventory to NRV	-	-	2,527	-	-	2,527
Total cost of sales	$-	$-	$14,136	$7,244	$12,769	$34,149

Earnings (loss) before taxes	$(6,287)	$(4,430)	$(5,983)	$4,043	$6,556	$(6,101)

Current income tax expense (recovery)	-	-	161	1,326	478	1,965
Deferred income tax expense (recovery)	-	-	(3,112)	697	-	(2,415)
Total income tax expense (recovery)	-	-	(2,951)	2,023	478	(450)

Net earnings (loss)	$(6,287)	$(4,430)	$(3,032)	$2,020	$6,078	$(5,651)

The Exploration segment included $245 of costs incurred in Chile for the three months ended June 30, 2018 (June 30, 2017 - $92).

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	ElCubo	Total
	Three months ended June 30, 2017
Silver revenue	$-	$-	$6,168	$3,771	$7,070	$17,009
Gold revenue	-	-	932	8,738	5,957	15,627
Total revenue	$-	$-	$7,100	$12,509	$13,027	$32,636

Salaries, wages and benefits:
mining	$-	$-	$1,593	$1,401	$2,254	$5,248
processing	-	-	539	280	452	1,271
administrative	-	-	835	613	712	2,160
stock based compensation	-	-	30	31	31	92
change in inventory	-	-	(493)	56	(110)	(547)
Total salaries, wages and benefits	-	-	2,504	2,381	3,339	8,224

Direct costs:
mining	-	-	2,820	2,921	3,414	9,155
processing	-	-	1,758	1,694	1,984	5,436
administrative	-	-	589	426	689	1,704
change in inventory	-	-	(851)	102	(195)	(944)
Total direct production costs	-	-	4,316	5,143	5,892	15,351

Depreciation and depletion:
depreciation and depletion	-	-	2,889	570	322	3,781
change in inventory	-	-	(510)	9	(9)	(510)
Total depreciation and depletion	-	-	2,379	579	313	3,271

Royalties	-	-	219	59	62	340
Total cost of sales	$-	$-	$9,418	$8,162	$9,606	$27,186

Earnings (loss) before taxes	$(1,559)	$(3,765)	$(2,318)	$4,347	$3,421	$126

Current income tax expense (recovery)	-	-	133	409	3	545
Deferred income tax expense (recovery)	-	-	(880)	392	85	(403)
Total income tax expense (recovery)	-	-	(747)	801	88	142

Net earnings (loss)	$(1,559)	$(3,765)	$(1,571)	$3,546	$3,333	$(16)

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	Total
	Six months ended June 30, 2018
Silver revenue	$-	$-	$16,614	$8,165	$19,789	$44,568
Gold revenue	-	-	4,048	14,500	15,979	34,527
Total revenue	$-	$-	$20,662	$22,665	$35,768	$79,095

Salaries, wages and benefits:
mining	$-	$-	$2,314	$2,487	$4,273	$9,074
processing	-	-	789	538	955	2,282
administrative	-	-	1,120	1,187	1,516	3,823
stock based compensation	-	-	(31)	(31)	(31)	(93)
change in inventory	-	-	549	13	(52)	510
Total salaries, wages and benefits	-	-	4,741	4,194	6,661	15,596

Direct costs:
mining	-	-	8,787	5,134	6,742	20,663
processing	-	-	2,803	3,300	3,704	9,807
administrative	-	-	879	856	1,267	3,002
change in inventory	-	-	275	34	56	365
Total direct production costs	-	-	12,744	9,324	11,769	33,837

Depreciation and depletion:
depreciation and depletion	-	-	11,195	661	5,878	17,734
change in inventory	-	-	53	(4)	(169)	(120)
Total depreciation and depletion	-	-	11,248	657	5,709	17,614

Royalties	-	-	593	110	172	875
Write down of inventory to NRV	-	-	3,282	-	-	3,282
Total cost of sales	$-	$-	$32,608	$14,285	$24,311	$71,204

Earnings (loss) before taxes	$(6,312)	$(6,453)	$(11,946)	$8,380	$11,457	$(4,874)

Current income tax expense (recovery)	-	-	298	1,674	681	2,653
Deferred income tax expense (recovery)	-	-	(4,407)	206	-	(4,201)
Total income tax expense (recovery)	-	-	(4,109)	1,880	681	(1,548)

Net earnings (loss)	$(6,312)	$(6,453)	$(7,837)	$6,500	$10,776	$(3,326)

The Exploration segment included $331 of costs incurred in Chile for the six months ended June 30, 2018 (June 30, 2017 - $173).

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	Total
	Six months ended June 30, 2017
Silver revenue	$-	$-	$18,807	$6,356	$13,831	$38,994
Gold revenue	-	-	2,856	15,779	11,448	30,083
Total revenue	$-	$-	$21,663	$22,135	$25,279	$69,077

Salaries, wages and benefits:
mining	$-	$-	$2,922	$2,446	$4,011	$9,379
processing	-	-	980	480	814	2,274
administrative	-	-	1,522	1,151	1,371	4,044
stock based compensation	-	-	30	31	31	92
change in inventory	-	-	128	(142)	(89)	(103)
Total salaries, wages and benefits	-	-	5,582	3,966	6,138	15,686

Direct costs:
mining	-	-	5,987	5,376	6,551	17,914
processing	-	-	3,523	3,021	3,908	10,452
administrative	-	-	1,188	805	1,299	3,292
change in inventory	-	-	657	(346)	(32)	279
Total direct production costs	-	-	11,355	8,856	11,726	31,937

Depreciation and depletion:
depreciation and depletion	-	-	6,392	1,030	660	8,082
change in inventory	-	-	(640)	(37)	(21)	(698)
Total depreciation and depletion	-	-	5,752	993	639	7,384

Royalties	-	-	562	102	116	780
Total cost of sales	$-	$-	$23,251	$13,917	$18,619	$55,787

Earnings (loss) before taxes	$(1,526)	$(7,101)	$(1,588)	$8,218	$6,660	$4,663

Current income tax expense (recovery)	-	-	234	684	(74)	844
Deferred income tax expense (recovery)	-	-	(1,614)	(774)	188	(2,200)
Total income tax expense (recovery)	-	-	(1,380)	(90)	114	(1,356)

Net earnings (loss)	$(1,526)	$(7,101)	$(208)	$8,308	$6,546	$6,019

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	INCOME TAXES

Tax Assessments
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2,100), MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,200) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 5.6 million ($300) and inflationary charges of MXN 8.5 million ($400) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of June 30, 2018, the Company has recognized an allowance for transferring the shares and assets of MSCG amounting to $595. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

14.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial assets and liabilities

As at June 30, 2018, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Fair value
	through profit	Amortized	Carrying
	or loss	cost	value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	31,057	-	31,057	31,057
Investments	122	-	122	122
Trade and other receivables	-	5,725	5,725	5,725
Total financial assets	31,179	5,725	36,904	36,904

Financial liabilities:
Accounts payable and accrued liabilities		19,602	19,602	19,602
Total financial liabilities	-	19,602	19,602	19,602

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:
Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company’s closing share price.

Level 2:
The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:
The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2018.

Assets and liabilities as at June 30, 2018 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	122	122	-	-
Trade receivables	5,56 7	-	5,56 7	-
Total financial assets	5,6 8 9	122	5,56 7	-

Financial liabilities:
Deferred share units	1,9 9 9	1,9 9 9	-	-
Share appreciation rights	424	-	424	-
Total financial liabilities	2,423	1,9 9 9	424	-

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
	Telephone:	(604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Manuel Echevarria – Vice President, New Projects
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23